FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc. 1128 Clapp Lane
P. O. Box 270
Manotick, Ontario K4M 1A3

2.	Date of Material Change

July 25, 2007

3.	News Release

Attached as Schedule A is a copy of the news release issued by the Corporation on July 25, 2007 at Denver, Colorado via Marketwire.

4.	Summary of Material Change

The Board of Directors of Ur-Energy appoints Thomas Parker as a director of Ur-Energy and accepts the resignation of Gary Huber as a director of Ur-Energy.

5.	Full Description of Material Change

Ur-Energy and its Board of Directors are pleased to announce the appointment of Thomas Parker as a director of Ur-Energy Inc.

A mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in mineral engineering management from Penn State, Mr. Parker has worked extensively in senior management positions in the mining industry for the past forty years. Tom Parker is President and Chief Executive Officer of Gold Crest Mines Inc., a Spokane based gold exploration company. Gold Crest has properties in southwest Alaska in the Kuskokwim Mineral Belt and in the Yellow Pine District of Idaho. Prior to Gold Crest, Mr. Parker was the President and Chief Executive Officer of High Plains Uranium, Inc., a junior uranium mining company with over 120,000 acres (48,562 hectares) in claims and lease agreements that was acquired by Energy Metals Corporation in January 2007. Mr. Parker spent 10 years as Executive Vice President of Anderson and Schwab, a New York based management consulting firm where his clients included UBS Warburg, Norilsk Nickel, Southern Peru Copper Company, Arch Coal Company and Goldman Sachs. Prior to Anderson and Schwab, he was Chief Executive Officer of Costain Minerals Company, a $425 million company with 22 operating coal mines, the Brewer gold mine and Montana Talc. Earlier in his career, Mr. Parker worked 10 years for ARCO where he was President of Beaver Creek Coal Mines, General Manager of Nevada Moly, President of Thunder Basin Coal Company and VP for Engineering, Exploration and Business Development. He was also General Manager of the Jacobs Ranch mine for Kerr McGee Coal Company and served as Project Manager for Conoco for the Imouraren uranium deposit in Niger. Opened, staffed and managed Conoco’s Paris office which was established to coordinate Conoco's activities with those of the two other partners - the French Atomic Energy Commission (COGEMA) and the Niger State Mining Company (ONAREM). He has worked in the potash, limestone and talc industries and has extensive experience in Niger, France and Venezuela.

The appointment of Thomas Parker comes at the same time as the acceptance of Gary Huber’s resignation. The Board sincerely thanks Gary Huber for his contributions to the Board and wishes him well in his future endeavors.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Paul G. Goss General Counsel Ur-Energy Inc.
10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 Telephone: (720) 981-4588

DATED at Denver, Colorado, this 27th day of July, 2007.

UR-ENERGY INC.

By:	/s/ Paul G. Goss
Name: Paul G. Goss
Title: General Counsel

Schedule A

Ur-Energy’s Board of Directors Change

Denver, Colorado (Marketwire – July 26, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) and its Board of Directors are pleased to announce the appointment of Thomas Parker as a director of Ur-Energy Inc. “We are very happy to welcome Tom Parker to Ur-Energy’s Board of Directors. His extensive operating and management experience with active mining operations will be valuable to the company as we move from development to active mining operations. He will add great depth to our existing board,” said Ur-Energy’s President and Chief Executive Officer Bill Boberg.

A mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in mineral engineering management from Penn State, Mr. Parker has worked extensively in senior management positions in the mining industry for the past forty years. Tom Parker is President and Chief Executive Officer of Gold Crest Mines Inc., a Spokane based gold exploration company. Gold Crest has properties in southwest Alaska in the Kuskokwim Mineral Belt and in the Yellow Pine District of Idaho. Prior to Gold Crest, Mr. Parker was the President and Chief Executive Officer of High Plains Uranium, Inc., a junior uranium mining company with over 120,000 acres (48,562 hectares) in claims and lease agreements that was acquired by Energy Metals Corporation in January 2007. Mr. Parker spent 10 years as Executive Vice President of Anderson and Schwab, a New York based management consulting firm where his clients included UBS Warburg, Norilsk Nickel, Southern Peru Copper Company, Arch Coal Company and Goldman Sachs. Prior to Anderson and Schwab, he was Chief Executive Officer of Costain Minerals Company, a $425 million company with 22 operating coal mines, the Brewer gold mine and Montana Talc. Earlier in his career, Mr. Parker worked 10 years for ARCO where he was President of Beaver Creek Coal Mines, General Manager of Nevada Moly, President of Thunder Basin Coal Company and VP for Engineering, Exploration and Business Development. He was also General Manager of the Jacobs Ranch mine for Kerr McGee Coal Company and served as Project Manager for Conoco for the Imouraren uranium deposit in Niger. Opened, staffed and managed Conoco’s Paris office which was established to coordinate Conoco's activities with those of the two other partners - the French Atomic Energy Commission (COGEMA) and the Niger State Mining Company (ONAREM). He has worked in the potash, limestone and talc industries and has extensive experience in Niger, France and Venezuela.

The appointment of Thomas Parker comes at the same time as the acceptance of Gary Huber’s resignation. The Board sincerely thanks Gary Huber for his contributions to the Board and wishes him well in his future endeavors.

Ur-Energy’s Board Chairman and Director Jeff Klenda stated, “We are ecstatic to have Tom Parker join our board. With Tom’s proven experience and leadership within the mining industry, especially the uranium sector, Ur-Energy and its shareholders are extremely lucky to have someone of this caliber.”

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.